UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

          Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
QUARTER ENDED 30 JUNE 2005

HIGHLIGHTS
Financial
Another strong performance in the 30 June 2005 quarter has taken Petsec’s production and EBITDAX significantly higher for the opening six months of 2005 compared with the same period of 2004 .

	6 months to June 05			3 months to June 05
	vs. June 04			vs. March 05
Gas Production	4,637 MMcfe		- up 115%	2,295 MMcfe		- down 2%
Net Revenue	US$	31.6 million	- up 167%	US$	15.9 million	- up 2%
EBITDAX	US$	27.6 million	- up 215%	US$	13.9 million	- up 2%
Gas price received	US$	6.82/Mcfe		US$	6.95/Mcfe
Cash operating margin	US$	5.95/Mcfe		US$	6.05/Mcfe
Cash balance: US$15.6 million — up from US$9.5 million in the March quarter
(Above results are preliminary & unaudited)
Operations
•	Net gas production: Steady at 2.3 MMcfe for the quarter.

•	Main Pass 19: Successful 3 well drilling programme met pre-drilling expectations. Reserves estimated by Petsec to be 13 Bcfe of gas net to the Company. Development of this field is now underway with production expected to commence early in the December 2005 quarter.

•	Reserves growth continues: Petsec estimates 34.5 Bcfe of 2P reserves at 30 June 2005, up 17% since December 2004 comprising 27 Bcfe in the USA and 7.5 Bcfe at Beibu Gulf China.

•	Two new leases acquired: Main Pass 18 and 103, adjacent to Main Pass 19 lease, were awarded on 30 May 2005 at the bid price of US$2.1 million.

•	Moonshine Project: 66% of the 94 square mile 3D seismic survey recorded. Completed survey expected in August. Processed data is expected in the December quarter.

•	Price Lake: Petsec and the operator propose to withdraw from the project in consideration for a release from drilling a third well. US$8.5 million will be expensed as previously advised.

•	China Block 22/12: Feasibility studies and an Oil Development Plan for the 10 million barrel 12.8 West oil field progress. Completion expected in August.

					% increase			% increase
			Jun 05	Mar 05	on previous	Six months to		on corresponding
UNAUDITED FINANCIAL DATA			Qtr	Qtr	Qtr	Jun-05	Jun-04	half year
Production and Financial summary

Net production	MMcfe *		2,295	2,342	-2%	4,637	2,153	115%

Net revenue	US$	000	15,946	15,670	2%	31,616	11,856	167%

Lease operating expense (incl. production taxes)	US$	000	503	647		1,150	844

General & Administrative expenses (G,G&A)	US$	000	1,548	1,346		2,894	2,254

EBITDAX **	US$	000	13,895	13,677	2%	27,572	8,758	215%

Unit revenue/cost analysis per Mcfe (USD)
Average sales price	US$	/Mcfe	6.95	6.69		6.82	5.51
Lease operating expense (incl. production taxes)	US$	/Mcfe	0.22	0.28		0.25	0.39
G,G&A expenses	US$	/Mcfe	0.67	0.57		0.62	1.05
EBITDAX	US$	/Mcfe	6.05	5.84		5.95	4.07

Net cash and liquid assets (US$000)
Cash held in USD	US$	000	13,714	8,081		13,714	5,066
Cash held in AUD	A$	000	2,431	2,462		2,431	5,333

Acquisitions, exploration & development expenditure
Lease Acquisitions	US$	000	1,722	439		2,161	1,331
Exploration	US$	000	7,905	7,266		15,171	3,038
Development	US$	000	4,552	1,287		5,839	10,718

	US$	000	14,179	8,992		23,171	15,087

Glossary

Bcfe = billion cubic feet of gas equivalent

Mcfe = thousand cubic feet of gas equivalent

MMbls = million barrels

*	MMcfe = million cubic feet of gas equivalent

**	EBITDAX = Earnings Before Interest, Taxes, Depreciation, Depletion, Amortisation, and Exploration Expenses

These figures are preliminary and unaudited
FINANCIAL PERFORMANCE AND HEDGING
Net revenue of US$15.9 million in the quarter to 30 June 2005 was 2% higher than the previous quarter, taking net revenue for the opening six months of 2005 to US$31.6 million – up 167% compared with US$11.9 million in the first half of 2004.
Latest June quarter production of 2.3 Bcfe was down by 2% on the March quarter while average gas prices of US$6.95 per Mcfe were up 4%.
Total production for the half year to 30 June rose 115% to 4,637 MMcfe.
EBITDAX of US$13.9 million was 2% higher than the previous quarter and cash operating margin (EBITDAX/Mcfe) rose to US$6.05 — up from US$5.84 in the previous quarter.
First half EBITDAX is up 215% to US$27.6 million from US$8.8 million in the opening half of 2004.
Cash levels rose to the equivalent of US$15.6 million at 30 June 2005, up from US$9.5 million at 31 March 2005.

Average exchange rates between the Australian and US dollar remained relatively steady with only a slight movement in the average value of the A$ at US$0.773 compared to US$0.777 for the previous quarter.
Gas prices have remained firm over the second quarter and NYMEX gas futures are currently in excess of US$7.00 per Mcf for the remainder of 2005. Petsec continues to hedge part of its near-term production, with approximately 50% of expected production for the remainder of 2005 committed at an average price of US$7.02 per MMbtu (equivalent to US$7.16 per Mcf). Approximately 35 % of first quarter 2006 production is also hedged at average prices of US$8.20 per MMbtu (equivalent to US$8.36 per Mcf).
OPERATIONS

USA
Gulf of Mexico, Offshore Louisiana
Vermilion 244, 246, 257, 258, 259
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
The Vermilion 244, 246, 257, 258 and 259 leases are located approximately 114 kilometres (70 miles) south of Vermilion Parish, offshore Louisiana, in approximately 130 feet of water. The leases are proximal to the Vermilion 245 and 265 fields which have produced approximately 680 Bcfe of gas.
Petsec drilled the Vermilion 258 G-1 and G-2 discovery wells in December 2003 and January 2004, establishing estimated proved and probable recoverable gas of the order of 21 Bcfe. Development of the field began in January 2004 with a four pile platform and pipeline being installed within six months and production commencing in July 2004.
Two further wells, the G-3 and G-7 development wells were drilled in October 2004 from the Vermilion 258 platform. The G-7 well commenced production in late November 2004 and the G-3 well at small volumes in late January 2005. Following successful remedial work to overcome initial mechanical difficulties, the well now produces at around 5.5 MMcf per day.
Net production from Vermilion for the quarter was 1,914 MMcfe of gas. Current net production is approximately 20.0 MMcfe of gas per day.
Further exploration potential of 19 Bcfe net exists to the east of the Vermilion 258 field extending onto the Vermilion 257 lease. This potential is expected to be tested in 2006.
West Cameron 343

Petsec: 100% -75% working interest (82.33% — 61.75% net revenue interest)
West Cameron 352

Petsec: 56.25% working interest (46.125% net revenue interest)
Operator: Petsec Energy
Net production from West Cameron in the June quarter was 371 MMcfe of gas. Current net production is approximately 3.5 MMcfe of gas per day.
Ship Shoal 184 and 191

Petsec: 7% overriding royalty interest
These wells are essentially at the end of their life with only minimal current daily production. Petsec’s royalty interest was equivalent to 10 MMcfe of gas in the quarter.
Main Pass 19

Petsec: 55% working interest (45.83% net revenue interest)
Operator: Petsec Energy
The Main Pass 19 lease of 4,995 acres was acquired in June 2004 at a cost to Petsec of US$0.95 million. The lease is approximately 128 kilometres (80 miles) south-east of New Orleans in eight metres (27 feet) of water.
A three well drilling programme was conducted between April and June to test 12 to 15 Bcfe of gas net to the Company. The results have met pre-drilling expectations with Petsec Energy’s reserve estimates being 13 Bcfe of gas net to Petsec plus very positive implications for further exploration in the lease and the adjacent Main Pass 18 Lease.
Consequent to this success, two additional wells are planned to be drilled on the lease in the fourth quarter as soon as the Main Pass 19 platform has been set. The first will test a new fault block and the second will be a development well.
Drilling results from each of the three wells were as follows:
•	The MP 19 #1 was drilled to total depth (TD) of 7758 feet (2351 metres) measured depth (MD) on May 8. The well intersected a total of seven productive sands with a total of 35 metres (115 feet) of net pay. All primary targets were found to be productive along with two other sands not considered in the original planning.

•	The MP 19 #2 well was spud on May 11 and reached a TD of 7795 feet (2362 metres) MD on May 23. The MP 19 #2 well also intersected a total of seven productive sands with 37 metres (120 feet) of net pay. All primary targets were found to be hydrocarbon bearing in the well plus two additional zones.

•	The MP 19 #3 well was spud on May 27 and reached TD of 9831 feet (2979 metres) MD on June 6. This well targeted a single sand which was found to be productive with a total of 10 metres (32 feet) of net gas. In addition, one other sand was logged with gas pay.
The three wells have been completed for production and await connection to production facilities once the platform has been set. A used production platform and a jacket suitable for the development of discoveries on this lease were acquired and are currently being refurbished. Production is expected to commence early in the December quarter of 2005.
Petsec acquired the Main Pass 18 and 103 leases at the March 2005 MMS lease sale. These two leases are adjacent to Main Pass 19. All three were part of the large old Mobil Oil Main Pass oil and gas field.
USA Onshore Louisiana
Price Lake

Petsec: 25% working interest (17.5 % net revenue interest)
Operator: Erskine Energy LLC
In September 2004 Petsec entered into an agreement to earn a 25% working interest in leases covering part of the Price Lake gas field in Cameron Parish, south-west of the town of Lafayette, by participating in the drilling of three wells in three separate fault blocks. The project offered small, relatively low risk prospects at shallow depths and high potential deep targets below 16,000 feet (4848 metres).
The value of the shallow targets were expected to meet the entire estimated cost of the drilling programme and the deep section held the potential to more than double the Company’s reserves. While it is not normally the Company’s practice to drill over pressured geological sections the operator is respected in this area and has proven success.
Two wells were drilled. Both failed to discover the deep potential but did intersect two gas sands each in the shallow section and both wells were completed for production. Mechanical difficulties with the wells which caused substantial cost overruns and subsequently indicated limited reservoirs caused the Company to make a provision to expense the entire US$7.6 million expenditure to end March as was detailed in the March quarter report.
Following the disappointing production performance of the Sturlese #3ST and Price Lake #4 wells in the June quarter, Petsec and the operator has proposed to withdraw from the project in consideration of not drilling the third commitment well to the original leaseholder. Consequently a further US$0.9 million has been expensed in this quarter which includes all costs incurred in relation to this project.
Moonshine Project

Petsec: 50% working interest (36% — 37.5% net revenue interest)
Operator: Petsec Energy
Petsec entered into a joint venture agreement in December 2004 to acquire exploration rights, including participation in a 3D seismic survey programme, over 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana. This is an area equivalent in size to approximately 12 offshore Gulf of Mexico leases. The project area abuts the south bank of the Mississippi River at College Point approximately 80 kilometres (50 miles) west of New Orleans.
The area has not been subject to 3D seismic acquisition and is highly prospective for both shallow and deep reserves. The survey area is proximal to six fields which have produced approximately 180 Bcfe of gas from estimated reserves of 315 Bcf of gas and 7.3 million barrels of oil. The 3D seismic survey commenced in February 2005 and is expected to be completed in August. Processed data should be available in the fourth quarter of 2005. Drilling is anticipated in 2006.
NEW LEASE ACQUISITIONS – GULF OF MEXICO
Main Pass 18 and 103

Petsec: 100% working interest (83.33 % net revenue interest)
Operator: Petsec Energy
On 30 May 2005 the US Dept of Interior — Minerals Management Service (MMS) announced the award to Petsec Energy of the Main Pass 18 and Main Pass 103 leases in the Gulf of Mexico, USA for a total acquisition price of US$2,018,790 which was the high bid at the March 2005 MMS lease sale. These leases cover an area of 2,497 acres and 4,995 acres respectively and were previously held by Mobil where they produced a combined 2.5 million barrels of oil and 100 billion cubic feet of gas.
The leases have mapped potential in excess of 20 Bcfe of gas and are adjacent and to the north of the Main Pass 19 lease on which Petsec has recently drilled three successful wells and a production platform is being installed. The acquisition of these two leases gives Petsec three contiguous blocks and the opportunity for operational efficiencies in the Main Pass area. It is expected that one well will be drilled into the Main Pass 18 lease in the fourth quarter from the Main Pass 19 production platform.
CHINA
Beibu Gulf Block 22/12

Petsec: 25% working interest (12.5 % net revenue interest should China National Offshore Oil
Corporation (CNOOC) back-in for 51%)
Operator: Roc Oil Limited
Beibu Gulf Block 22/12 is located approximately 60 kilometres off the southern coast of China, north-west of Hainan Island in shallow water, 25 to 40 metres deep. Four oil discoveries (12.2.1, 12.3.1, 12.8.1, and 12.8.2) were made on the lease in the early 1980’s and 1990’s. These discoveries contain an estimated 45.6 MMbls of recoverable oil, (per independent consultants July 2003). The substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kilometres to the north of 22/12. These CNOOC fields each contain an estimated 40 to 100 MMbls of recoverable oil.
Petsec earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6.12.1 well which discovered nine metres of net oil pay, estimated to contain 2.6 to 10 MMbls of recoverable oil.
A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.
Three wells were drilled during 2004 one of which, the Wei 12.8.3 well drilled in the second quarter, resulted in a successful appraisal of the Wei 12.8 East oil field. In September 2004 the joint venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei 12.8 East and West fields, estimated to contain some 20 to 25 MMbls of recoverable oil.
Successful pre-feasibility studies, conducted jointly by CNOOC and the joint venture, were completed in January 2005. Consequently the joint venture agreed to undertake a feasibility study which is nearing completion, again jointly with CNOOC. If successful, this will lead to the lodging of an oil development plan (ODP) during the third quarter which contemplates the development of the 12.8 West field (approximately 10 MMbls of recoverable oil, 1.25 MMbls net to Petsec) in 2006 with anticipated start of production in early 2007. This may be followed by the development of the East field (approximately 10 to 15 MMbls of recoverable oil) possibly in 2007.
The feasibility study is addressing the use of a light weight platform at 12.8 West, piping liquids to the 12.1.1 platform for processing and piping the oil through CNOOC’s existing pipeline to Weizhou Island for sale.
The joint venture has agreed to drill an exploration well in the area of the 6.12.1 oil discovery made by the joint venture in 2002, towards the end of the year. The prospect size is of the order of 10 MMbls of recoverable oil (1.25 MMbls net to Petsec).
2005 EXPLORATION AND DEVELOPMENT PROGRAMME
DEVELOPMENT
USA — Main Pass 19
Following success of the initial three well programme at Main Pass 19 in the June quarter, Petsec commenced development of the Main Pass 19 gas field which will involve the installation of an offshore platform and pipeline from which production is planned to commence early in the fourth quarter. Estimated cost to Petsec is US$7m.
China — Block 22/12
Completion of the feasibility study and oil development plan for the 12.8 West oil field is expected early in the September quarter.
EXPLORATION
Drilling
USA — MAIN PASS 19 and 18
Success of the initial three well programme on Main Pass 19 has prompted a further two wells on Main Pass 19 and an initial well on Main Pass 18 to be drilled as soon as the Main Pass 19 platform has been set anticipated early in the December quarter. Estimated cost to Petsec is US$5 million. Total mapped target reserves for these three wells is of the order of 12 to 14 Bcfe net to Petsec.
CHINA — Block 22/12
An exploration well is planned for the December quarter to test a 10 million barrel oil prospect close to the 6.12.1 oil discovery.
Seismic
USA — Moonshine Project
The 94 square mile 3D seismic survey is expected to be completed in August and the processed data to be available in the December quarter.
CAPITAL EXPENDITURE
The Company announced in March an exploration and development budget of US$25 million (A$32 million) for the 2005 year funded from existing cash reserves and cash flow generated from the Company’s operating fields.
The programme included six exploration wells in the USA and one exploration well in China, a 3D seismic survey on the Moonshine Project, USA and a feasibility study and oil development plan for the 12.8 West oil field in China.
To date five wells have been drilled in the USA. The three at Main Pass 19 were successful, leading to the development of the gas field and the proposed drilling of three wells from the Main Pass 19 platform when it is set early in the December quarter. This development, new three well drilling programme and acquisition of the Main Pass 18 and 103 leases, is expected to raise the 2005 capital budget to US$40 million which is expected to be met from existing cash reserves and cash flow from the Company’s operating fields.
Production for the 2005 year is expected to be in the range of 7.5 to 8 Bcfe, up from the earlier estimate of 7 Bcfe to reflect higher production in the West Cameron and Vermilion fields and a small contribution from the Main Pass 19 field.

Dated: 18 July 2005
For further information, please contact:

Craig Jones	Ross Keogh
Petsec Energy Ltd	Petsec Energy Inc
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 61 2 9247 4605	Tel: 1 337 989 1942
Fax: 61 2 9251 2410	Fax: 1 337 989 7271
Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements”. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.

Main Pass 19 NRI 45.83% Drill Feb 2005
18, 103
Main Pass 18, 103 NRI 83.33%
Main Pass 89 NRI 23.8% ORRI 4% Moonshine Project NRI 36 – 37.5% Price Lake NRI 17.5% Vermilion NRI 83.33% West Cameron NRI 57.4% to 61.8% West Cameron ORRI 4% Ship Shoal ORRI 7%
New Orleans Lafayette

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: July 25, 2005	By: Mr. Craig H. Jones

/s/ Craig H. Jones

Craig H. Jones
General Manager — Corporate